David S. Hunt, P.C.

January 27, 2020	David S. Hunt

Via Electronic Submission	+1 801 355 7878 (t)
+1 801 906 6164 (f)
dh@hunt-pc.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Matthew Derby

Re:        Acquired Sales Corp.

Preliminary Information Statement on Schedule 14C
Filed January 17, 2020
File No. 000-52520

Gentlemen:

On behalf of Acquired Sales Corp. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated January 24, 2020 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Gerard M. Jacobs, the Company’s Chief Executive Officer, relating to the Preliminary Information Statement on Schedule 14C (the “Information Statement”).  The responses set forth below are based upon information provided to me by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Information Statement.  Page numbers referred to in the responses reference the applicable pages of the Information Statement.

In response to your comments, we advise you as follows:

Preliminary Information Statement on Schedule 14C Filed on January 17, 2020

General

1.   Please discuss the background of the merger in greater detail, including the material legal and financial issues that led your board to approve the merger. Describe the negotiations or material contacts between the parties concerning the merger during the past two years and file any material agreements as exhibits. Refer to Item 14(b)(7) of Schedule 14A. Further, please provide a description of the merger agreement and all ancillary agreements, including all material terms.

Response:  In response to the Staff’s comment, the Company, in an amendment to the Information Statement, has added a detailed discussion of the material legal and financial issues that led its board to approve the merger in the newly added section entitled “Material Legal And Financial Issues That Led The Company’s Board To Approve The Merger” which is a subsection of the main section entitled MERGERS, CONSOLIDATIONS, ACQUISITIONS AND SIMILAR MATTERS that commences on page 108 of the Preliminary Information Statement. In addition, we have added a subsection entitled “Negotiations and Material Contacts between the Parties Concerning the Merger” to that main section. We have also added a subsection entitled “Description of Certain Key Provisions of the Transaction Documents Relating to the Merger Agreement” with enhanced descriptions of the Merger Agreement and its exhibits, including the Stockholder Agreement, Secured Promissory Note, Registration Rights Agreement, Executive Employment Agreement, and the impact of the Merger on the Compensation Agreement.

2. In your background of the merger discussion, please describe the conditions to the merger that were outlined in the original letter of intent and the circumstances of how these conditions changed (e.g. the $9 million financing condition).

Response:  In response to the Staff’s comment, the Company has included the background of the merger discussion the conditions to the merger that were outlined in the original letter of intent and the circumstances of how these conditions changed in the subsection entitled Negotiations and Material Contacts between the Parties Concerning the Merger referenced in the Company’s response to Comment No. 1.

3. Please revise your description of the transaction to discuss the reasons for the terminated merger with CBD Lion LLC.

Response:  In response to the Staff’s comment, the Company has revised the disclosure regarding CBD Lion LLC and renamed the subsection “Termination of Merger with CBD Lion LLC” on page 119 of the Preliminary Information Statement.

4. Please discuss in detail the bonus payments to be paid to current executive officers if Warrender Enterprises d/b/a Lifted Liquid meets its $15 million and $25 million revenue targets.

Response:  In response to the Staff’s comment, the Company has entered into a Compensation Agreement dated as of June 19, 2019, with its CEO Gerard M. Jacobs and its President and CFO William C. Jacobs. The Company details this Compensation Agreement in the newly added subsection entitled Impact of the Merger on GJacobs and WJacobs Compensation Agreement commencing on approximately on page 111 of the Preliminary Information Statement. Please note that neither Gerard M. Jacobs nor William C. Jacobs have any bonus payments tied to Warrender Enterprise Inc. d/b/a Lifted Liquids meeting any revenue targets.

5. Please revise to describe your business plans post-merger. We note that pre-merger your business strategy was to acquire CBD-related operating entities, but upon completion of the merger your available capital will be limited. Please clarify if you still intend to continue with an acquisition strategy and, if so, how will you finance such strategy.

Response:  In response to the Staff’s comment, we have added a subsection entitled “Post Merger Business” to the existing section entitled “Description of Business of Acquired Sales Corp.” The new subsection commences on approximately on page 124 of the Preliminary Information Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (801) 355-7878.  Thank you for your assistance.

Very truly yours,

/s/ David S. Hunt
David S. Hunt

cc:          Edwin Kim, Securities and Exchange Commission

Gerard M. Jacobs, Acquired Sales Corp.

William C. Jacobs, Acquired Sales Corp.